                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                    EVANS & SUTHERLAND COMPUTER CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  299096 10 7
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                                (CUSIP Number)

                             F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE: (408) 765-8080
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                FEBRUARY 5, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (continued on following pages)

                              (Page 1 of 10 Pages)
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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   2  of  10


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons  Intel Corporation
                                                               94-1672743
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS                                      WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization                 Delaware

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power               378,462
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power             0
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power          378,462
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power        0

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               378,462
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)          3.73%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person                                      CO

          ---------------------------------------------------------------------


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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   3  of  10


Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on August 3, 1998, with respect to the Common Stock of Evans & Sutherland Computer Corporation. ("Evans" or the "Issuer").

ITEM 2. Identity and Background.

          (a)  Name of Person Filing:

               Intel Corporation. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

          (b)  Address of Principal Business Office:

               2200 Mission College Boulevard
               Santa Clara, CA 95052-8119

          (c)  Principal Business:

               Manufacturer of microcomputer components, modules and systems.

          (d)  Criminal Proceedings:

               During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)  Civil Proceedings:

               During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  State of Incorporation:

               Delaware

ITEM 5. Interest in Securities of the Issuer.


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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   4  of  10


          (a) Number of Shares Beneficially Owned: 378,462 (of which all shares are issuable upon exercise of a vested Warrant held by the Reporting Person which expires on July 22, 2001 and has an exercise price of $33.28125 per share)

               Percent of Class: 3.73% (based upon 9,756,868 shares outstanding at November 3, 2000, as reported by the Issuer in its Form 10-Q for the quarter ended September 29, 2000, and assuming the issuance of 378,462 shares of Common Stock to the Reporting Person pursuant to the Warrant).

          (b)  Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
               378,462

          (c) Recent Transactions: On or about June 26, 1998, the Reporting Person acquired 2,258 shares of Common Stock of the Issuer as a result of the Issuer's acquisition of AccelGraphics, Inc. in a merger transaction. On February 5, 2001 the Reporting Person sold 903,666 shares of Common Stock in open market transactions for cash in the amount of $7.375 per share.

          (d)  Rights with Respect to Dividends or
               Sales Proceeds:                          N/A

          (e)  Date of Cessation of Five Percent
               Beneficial                               February 5, 2001
               Ownership:



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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   5  of  10




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 2001

                                    INTEL CORPORATION


                                    By: /s/ F. Thomas Dunlap, Jr.
                                       -----------------------------------------
                                       F. Thomas Dunlap, Jr.
                                       Senior Vice President, General
                                       Counsel and Secretary

CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   6  of  10



                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                        Craig R. Barrett

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        President and Chief Executive Officer

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization        2200 Mission College Boulevard
in which employment is       Santa Clara, CA 95052
conducted:

Name:                        John Browne

Business Address:            BP Amoco p.l.c., Britannic House, 1 Finsbury
                             Circus, London EC2M 7BA

Principal Occupation:        Group Chief Executive

Name, principal business     BP Amoco p.l.c., an integrated oil company.
and address of corporation   Britannic House, 1 Finsbury Circus
or other organization        London EC2M 7BA
in which employment is
conducted:

Citizenship:                 British

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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   7  of  10


Name:                         Winston H. Chen

Business Address:             Paramitas Foundation, 3945 Freedom Circle, Suite
                              760, Santa Clara, CA 95054

Principal Occupation:         Chairman

Name, principal business      Paramitas Foundation, a charitable foundation.
and address of corporation    3945 Freedom Circle, Suite 760
or other organization         Santa Clara, CA 95054
in which employment is
conducted:

Name:                         Andrew S. Grove

Business Address:             Intel Corporation, 2200 Mission College Boulevard,
                              Santa Clara, CA 95052

Principal Occupation:         Chairman of the Board of Directors

Name, principal business      Intel Corporation, a manufacturer of microcomputer
and address of corporation    components, modules and systems.
or other organization         2200 Mission College Boulevard
in which employment is        Santa Clara, CA 95052
conducted:

Name:                         D. James Guzy

Business Address:             The Arbor Company, 1340 Arbor Road,
                              Menlo Park, CA 94025

Principal Occupation:         Chairman

Name, principal business      The Arbor Company, a limited partnership engaged
and address of corporation    in the electronics and computer industry.
or other organization         1340 Arbor Road
in which employment is        Menlo Park, CA 94025
conducted:



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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   8  of  10


Name:                         Gordon E. Moore

Business Address:             Intel Corporation, 2200 Mission College
                              Boulevard, Santa Clara, CA 95052

Principal Occupation:         Chairman Emeritus of the Board of Directors

Name, principal business      Intel Corporation, a manufacturer of microcomputer
and address of corporation    components, modules and systems.
or other organization         2200 Mission College Boulevard
in which employment is        Santa Clara, CA 95052
conducted:

Name:                         David S. Pottruck

Business Address:             The Charles Schwab Corporation, 101 Montgomery
                              Street, San Francisco, CA 94104

Principal Occupation:         President and Co-Chief Executive Officer

Name, principal business      The Charles Schwab Corporation, a financial
and address of corporation    services provider
or other organization         101 Montgomery Street
in which employment is        San Francisco, CA 94104
conducted:

Name:                         Jane E. Shaw

Business Address:             AeroGen, Inc.,
                              1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:         Chairman and Chief Executive Officer

Name, principal business      AeroGen, Inc., a pulmonary drug delivery company
and address of corporation    1310 Orleans Drive
or other organization         Sunnyvale, CA 94089
in which employment is
conducted:
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CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page   9  of  10


Name:                         Leslie L. Vadasz

Business Address:             Intel Corporation, 2200 Mission College
                              Boulevard, Santa Clara, CA 95052

Principal Occupation:         Executive Vice President; President, Intel
                              Capital

Name, principal business      Intel Corporation, a manufacturer of microcomputer
and address of corporation    components, modules and systems.
or other organization         2200 Mission College Boulevard
in which employment is        Santa Clara, CA 95052
conducted:

Name:                         David B. Yoffie

Business Address:             Harvard Business School, Morgan Hall 215, Soldiers
                              Field Park Road, Boston, MA 02163

Principal Occupation:         Max and Doris Starr Professor of International
                              Business Administration

Name, principal business      Harvard Business School, an educational
and address of corporation    institution.
or other organization         Morgan Hall 215,Soldiers Field Park Road
in which employment is        Boston, MA 02163
conducted:

Name:                         Charles E. Young

Business Address:             University of Florida, 226 Tigert Hall, P.O. Box
                              113150, Gainesville, FL 32610

Principal Occupation:         President of the University of Florida

Name, principal business      University of Florida
and address of corporation    226 Tigert Hall
or other organization         P.O. Box 113150
in which employment is        Gainesville, FL 32610
conducted:


                               EXECUTIVE OFFICERS

CUSIP No. 299096 10 7           SCHEDULE 13D/A                  Page  10  of  10


The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:    Andy D. Bryant
Title:   Executive Vice President, Chief Financial and Enterprise Services
         Officer

Name:    Sean M. Maloney
Title:   Executive Vice President; Director, Sales and Marketing Group

Name:    Paul S. Otellini
Title: Executive Vice President; General Manager, Intel Architecture Business Group

Name:    Gerhard H. Parker
Title:   Executive Vice President; General Manager, New Business Group

Name:    Michael R. Splinter
Title: Executive Vice President; General Manager, Technology and Manufacturing Group

Name:    F. Thomas Dunlap, Jr.
Title:   Senior Vice President, General Counsel and Secretary

Name:    Albert Y. C. Yu
Title:   Senior Vice President; Optoelectronics Group

Name:    Arvind Sodhani
Title:   Vice President, Treasurer